EXHIBIT 12.1
BRIGHAM EXPLORATION COMPANY
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the years ended December 31,
	2000		2001		2002		2003		2004		2005

Earnings available for fixed charges:

Income (loss) before income taxes (1)	$16,931		$11,674		$2,276		$16,539		$30,513		$42,472
Interest expense, net (2)	9,906		6,681		6,238		4,475		2,418		3,246
Preferred dividend reported as interest expense	—		—		—		340		726		734

Earnings available	$26,837		$18,355		$8,514		$21,354		$33,657		$46,452

Fixed charges:

Expensed interest (3)	$9,906		$6,681		$6,238		$4,475		$2,418		$3,246
Capitalized interest	2,772		1,848		878		818		1,195		1,604
Preferred dividend and accretion	275		2,450		2,952		3,448		—		—
Preferred dividend reported as interest expense	—		—		—		340		726		734

Fixed charges	$12,953		$10,979		$10,068		$9,081		$4,339		$5,584

Ratio of earnings to fixed charges	2.1	x	1.7	x	0.8	x	2.4	x	7.8	x	8.3	x
Fixed charges not covered by earnings	$—		$—		$1,554		$—		$—		$—

(1)	Before the cumulative effect of change in accounting principle.

(2)	Excludes capitalized interest and preferred dividend reported as interest expense.

(3)	Including amortized loan cost.